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                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549


                           SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                        (Amendment No. 6)*



                    CINCINNATI MICROWAVE, INC.
   ____________________________________________________________
                         (Name of Issuer)



                 Common Shares, without par value
   ____________________________________________________________
                  (Title of Class of Securities)


                           172167 10 8
   ____________________________________________________________
                          (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                 (Continued on following page(s))

                        Page 1 of 4 Pages

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CUSIP NO. 172167 10 8          13G              Page 2 of 4 Pages

  1  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        JAMES L. JAEGER
        ###-##-####


  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   [ ]

        See Item 4                                          (b)  [ ]

  3  SEC USE ONLY


  4  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America


                 5  SOLE VOTING POWER

   NUMBER OF             2,683,550
     SHARES
  BENEFICIALLY   6  SHARED VOTING POWER
    OWNED BY
      EACH               23,629
   REPORTING
  PERSON WITH    7  SOLE DISPOSITIVE POWER

                         2,683,550

                 8  SHARED DISPOSITIVE POWER

                         23,629

  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,707,179

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*


 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           17.3%

 12  TYPE OF REPORTING PERSON*

           IN


              *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                Page 3 of 4 Pages

ITEM 1(a) Name of Issuer:     Cincinnati Microwave, Inc.

     1(b) Address of Issuer's Principal Executive Office:

          One Microwave Plaza
          Cincinnati, Ohio  45249-8236

     2(a) Name of Persons Filing:  James L. Jaeger

     2(b) Address of Principal Business Office:

          One Microwave Plaza
          Cincinnati, Ohio  45249-8236

     2(c) Citizenship:   U.S.A.

     2(d) Title of Class of Securities:

          Common Shares, no par value

     2(e) CUSIP No.:     172167 10 8

     3. If this Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b), check whether the Person Filing is a:

          N/A

     4.   Ownership:

          (a)  See Item 9 of cover page.
          (b)  See Item 11 of cover page.
          (c)  See Items 5-8 of cover page.

          This Amendment No. 6 to Schedule 13G is being filed to reflect Mr. Jaeger's ownership of Cincinnati Microwave, Inc. Common Stock as of December 31, 1995. The number of shares in Items 6 and 8 and the total number of shares in Item 9 reflect 23,629 shares held by Mr. Jaeger's wife as trustee for Mr. Jaeger's son on such date. The number of shares in Items 5 and 7 and the total number of shares in Item 9 reflect warrants immediately exercisable into 30,000 shares.

     5.   Ownership of 5% or less of class:  N/A

     6.   Ownership of more than 5% on behalf of another person:

          N/A

     7. Identification and classification of the subsidiary which acquired the security being reported by the parent holding company: N/A

     8.   Identification and classification of members of the
          group:    N/A


     9.   Notice of dissolution of group:    N/A


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                                                Page 4 of 4 Pages

     10.  Certification:      N/A


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:   February 12, 1996          /s/James L. Jaeger
                                   _________________________
                                   James L. Jaeger